                   SECURITIES AND EXCHANGE COMMISSION

                         WASHINGTON, D.C. 20549

                              _____________

                                FORM 11-K
                              _____________


(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934

                For the fiscal year ended December 31, 2002

                                   OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

               For the transition period ______ to ______.

                     Commission File Number: 1-10398

    (A) Full title of the plan and address of the plan if different from that of the issuer named below:

             GIANT INDUSTRIES, INC. AND AFFILIATED COMPANIES
                              401(k) PLAN

    (B) Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         GIANT INDUSTRIES, INC.
                      23733 North Scottsdale Road
                       Scottsdale, Arizona 85255

                           REQUIRED INFORMATION

Giant Industries, Inc. and Affiliated Companies 401(k) Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2002 and 2001, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

                                 EXHIBITS

Exhibit 23.1 - Independent Auditors' Consent.

Exhibit 99.1 - Chief Executive Officer's Certification Pursuant to Section
               906 of the Sarbanes-Oxley Act of 2002.

Exhibit 99.2 - Chief Financial Officer's Certification Pursuant to Section
               906 of the Sarbanes-Oxley Act of 2002.

                                  SIGNATURES
                                  ----------

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                       GIANT INDUSTRIES, INC. AND AFFILIATED
                       COMPANIES 401(k) PLAN


Date: June 30, 2003    Signature: /s/ KIM H. BULLERDICK
                                 ---------------------------------------
                                 Kim H. Bullerdick
                                 Vice President, General Counsel,
                                 and Secretary


Date: June 30, 2003    Signature: /s/ MARK B. COX
                                 ---------------------------------------
                                 Mark B. Cox
                                 Vice President, Treasurer, Chief
                                 Financial Officer and Assistant Secretary


Date: June 30, 2003    Signature: /s/ NATALIE R. DOPP
                                 ---------------------------------------
                                 Natalie R. Dopp
                                 Vice President, Human Resources


Date: June 30, 2003    Signature: /s/ CHARLES F. YONKER
                                 ---------------------------------------
                                 Charles F. Yonker
                                 Vice President, Administrative Services

                               APPENDIX 1

            GIANT INDUSTRIES, INC. AND AFFILIATED COMPANIES
                               401(k) PLAN



FINANCIAL STATEMENTS AS OF AND FOR THE YEARS
ENDED DECEMBER 31, 2002 AND 2001,
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2002, AND
INDEPENDENT AUDITORS' REPORT

                       GIANT INDUSTRIES, INC. AND
                    AFFILIATED COMPANIES 401(k) PLAN

                          TABLE OF CONTENTS

                                                                      Page

INDEPENDENT AUDITORS' REPORT                                            1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
  DECEMBER 31, 2002 AND 2001:

    Statements of Net Assets Available for Benefits                     2

    Statements of Changes in Net Assets Available for Benefits          3

    Notes to Financial Statements                                      4-8

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2002:

  Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets
    (Held at End of Year) as of December 31, 2002                       9


All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

                       INDEPENDENT AUDITORS' REPORT


To the Administrative Committee and Participants of the Giant Industries, Inc. and Affiliated Companies 401(k) Plan
Scottsdale, Arizona

We have audited the accompanying statements of net assets available for benefits of the Giant Industries, Inc. and Affiliated Companies 401(k) Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. The schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



DELOITTE & TOUCHE LLP
Phoenix, Arizona

June 24, 2003

                           GIANT INDUSTRIES, INC. AND
                        AFFILIATED COMPANIES 401(k) PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2002 AND 2001


                                                         2002          2001
ASSETS

Investments at fair value (Notes 1, 2, 3 and 4)      $28,392,677   $34,663,703

Employer contributions receivable                      2,353,838     2,353,849

Participant contributions receivable                           -        95,786
                                                     -----------   -----------
Net assets available for benefits                    $30,746,515   $37,113,338
                                                     ===========   ===========

See notes to financial statements.

                           GIANT INDUSTRIES, INC. AND
                        AFFILIATED COMPANIES 401(k) PLAN


          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     YEARS ENDED DECEMBER 31, 2002 AND 2001

                                                         2002          2001
ADDITIONS:
  Contributions:
    Participants                                     $ 3,276,026   $ 3,393,975
    Employer                                           2,353,838     2,353,849
    Rollover                                              14,762       255,708
                                                     -----------   -----------
      Total contributions                              5,644,626     6,003,532

  Interest and dividends                                 523,453       590,846
                                                     -----------   -----------
      Total additions                                  6,168,079     6,594,378
                                                     -----------   -----------
DEDUCTIONS:
  Distributions to participants                        2,445,282     4,197,135
  Administrative fees                                     16,495        24,113
  Net depreciation in fair value of investments       10,073,125     1,948,869
                                                     -----------   -----------
      Total deductions                                12,534,902     6,170,117
                                                     -----------   -----------
NET (DECREASE) INCREASE                               (6,366,823)      424,261

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                   37,113,338    36,689,077
                                                     -----------   -----------
  End of year                                        $30,746,515   $37,113,338
                                                     ===========   ===========

See notes to financial statements.

                                      -3-

                         GIANT INDUSTRIES, INC. AND
                      AFFILIATED COMPANIES 401(k) PLAN

                       NOTES TO FINANCIAL STATEMENTS
                   YEARS ENDED DECEMBER 31, 2002 AND 2001


1.   DESCRIPTION OF THE PLAN

     The following description of the Giant Industries, Inc. and Affiliated Companies 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

     GENERAL - The Plan was established on July 1, 1993. Employees of Giant Industries, Inc. and Affiliated Companies (the "Company"), with the exception of employees eligible to participate in the Giant Yorktown 401(k) Retirement Savings Plan, are eligible to participate in the Plan on the January 1 or July 1 following 60 days of service for full-time employees or one year of service for part-time employees. One year of service means a minimum of 1,000 hours worked during a twelve month period. Employees are able to make pre-tax contributions to the Plan, and the Company may contribute to the Plan as well. The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").

     In September 2000, the Company's Board of Directors approved the merger of the Employee Stock Ownership Plan of Giant Industries, Inc. and Affiliated Companies (the "ESOP") into the Plan. Effective January 1, 2001, the net assets of the ESOP were merged into the Plan, and the ESOP was terminated. All ESOP participants who were employees of the Company on or after January 1, 2001 became fully and immediately vested, unless their account balances were previously forfeited under the terms of the ESOP, the Plan and applicable law. The Plan was amended to permit participants to elect to receive distributions from accounts transferred from the ESOP to the Plan in the form of cash, or Company stock, or in cash and Company stock, and to receive a distribution of all or any portion of their account balances, without terminating employment, after attainment of age 59-1/2.

     In April 2001, the net assets and participant account balances of the terminated ESOP, which were merged into the Plan effective January 1, 2001 (recorded as a Plan receivable as of December 31, 2000), including investment net earnings through the date of transfer, were transferred from Wells Fargo, the Trustee and Custodian of the ESOP, to Fidelity Management Trust Company, the Trustee, Custodian, and recordkeeper of the Plan.

     CONTRIBUTIONS - Voluntary salary reductions may be elected by the participant. These pre-tax salary reductions are contributed to the Plan by the participant and range from 1 percent to 25 percent of compensation, subject to certain Internal Revenue Code ("IRC") limitations. Effective June 24, 2003, the maximum voluntary pre-tax salary reduction allowed under the Plan increased to 60% of compensation, subject to certain IRC limitations. Effective January 1, 2002, the Plan was amended to allow "catch-up" contributions, in which eligible participants 50 years of age or older will be permitted additional contributions up to $1,000 during 2002, $2,000 during 2003, $3,000 during 2004, $4,000 during 2005, and
$5,000 during 2006 (or up to such other amount established by the IRC).

     See Note 5 regarding an administrative error relating to matching and discretionary contributions which was identified subsequent to the Plan's year end.

     In 2002 and 2001, the Company made discretionary matching contributions of 50 percent of every dollar contributed by eligible participants up to a maximum of 6 percent of compensation, which totaled $1,453,838 and $1,453,849, respectively. Participants become eligible for the discretionary matching contribution on the first match date following one year of service. In addition to the discretionary matching contribution, in 2002 and 2001 the Company approved additional discretionary contributions of $900,000, directed to the purchase of Company stock, for participants who had met certain eligibility requirements. All 2002 and 2001 discretionary contributions are reflected as Employer Contributions Receivable in the accompanying Statement of Net Assets Available for Benefits.

     Participants must be employed by the Company on the last day of the Plan year to be eligible for Company discretionary contributions.

     DISTRIBUTIONS - Distributions to participants may occur upon participant termination from the Company, total disability, retirement, death or hardship as defined by government regulations. A participant may elect to either receive a lump-sum amount equal to the value of the participant's vested interest in his or her account or rollover the balance to another qualified retirement account. The Plan had no participant benefit distributions payable at December 31, 2002 and 2001.

     VESTING - Contributions to the Plan and the earnings thereon are 100 percent vested and nonforfeitable at all times.

     PARTICIPANT ACCOUNTS - For each participant, various accounts are maintained to record employee pre-tax salary reductions, Company matching contributions, Company discretionary contributions and rollovers. The benefit to which a participant is entitled is the total benefit that can be provided from the combined amount of these participant accounts.

     PARTICIPANT LOANS - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their participant-directed account balances, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates that are established at 1 percent above the prime rate. The loan shall be repaid within a period not to exceed five years, unless the loan is used to acquire any dwelling unit as a principal residence of the participant. In such circumstances, the loan's repayment term shall not exceed 10 years.

     PLAN ADMINISTRATION - The Company administers the Plan through a 401(k) Administrative Committee (the "Committee") comprised of four employees who are appointed by the Company's Board of Directors. In May 2003, the Board of Directors increased the number of employees on the Committee from four to five. Most expenses pertaining to the administration of the Plan are paid by the Company, at the Company's option. Fidelity Management Trust Company acts as the Plan's Trustee, Custodian and recordkeeper.

     AMENDMENTS - In January of 2003, the Plan was amended to allow for after-tax contributions in addition to pre-tax distributions. The
Company's matching contribution will be made with respect to the pre-tax contributions only.

     The Plan was amended in June 2003 with an effective date of July 1, 2003 to allow both full and part-time employees to be eligible to participate in the Plan immediately upon their date of hire.

     PLAN TERMINATION - Although it has not expressed any intention to do so, the Company has the right at any time to terminate the Plan subject to the provisions set forth in ERISA. Since all participants are 100 percent vested, participants would receive 100 percent of amounts credited to their accounts upon liquidation and distribution of Plan assets.

     INVESTMENTS - Participants direct the investment of their contributions and any employer matching contribution into various investment options offered by the Plan, with the exception of the additional discretionary employer contribution, which is directed toward the purchase of Company stock. In addition, effective January 1, 2001, participants are permitted to direct the investment of their assets transferred from the ESOP that are not invested in Company stock. The Plan currently offers numerous mutual funds and the Company's common stock as investment options for participants.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

     INVESTMENT VALUATION AND INCOME RECOGNITION - Plan investments are stated at fair value, which is measured by quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     BENEFITS - Benefits are recorded when paid.

     USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

     RISKS AND UNCERTAINTIES - The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3.   INVESTMENTS

     The following presents investments that represent 5 percent or more of the Plan's net assets available for benefits:

                                                      2002            2001
Fidelity Contrafund                               $  7,382,228    $ 7,838,647
Giant Industries, Inc. Stock Fund                    3,606,825      9,189,093
Fidelity Asset Manager Growth Fund                   2,916,372      3,376,574
Fidelity Government Income Fund                      2,659,814            N/A
Fidelity Asset Manager Portfolio Fund                2,437,759      2,520,429
Fidelity Retirement Government Money Market Fund     2,187,938      2,245,229
Fidelity Aggressive Growth Fund                      1,763,739      2,672,218

     During the Plan years ended December 31, 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $(10,073,125) and $(1,948,869), respectively, as follows:

                                                      2002            2001
Company common stock                              $ (6,602,610)   $ 3,211,550
Mutual funds                                        (3,470,515)    (5,160,419)
                                                  ------------    -----------
Net depreciation in fair value of investments     $(10,073,125)   $(1,948,869)
                                                  ============    ===========

4.   NON PARTICIPANT-DIRECTED INVESTMENTS

     Information about the net assets and the significant components of the changes in net assets relating to the non participant-directed investments is as follows as of, and for the years ended December 31:

                                                      2002            2001
Net Assets:
  Giant Industries, Inc. Stock Fund               $  3,146,255    $ 9,062,172
                                                  ============    ===========
Change in net assets:
  Net appreciation (depreciation) in fair value   $ (4,413,896)   $ 2,130,823
  Employer contributions receivable                    900,000        900,000
  Benefits paid to participants                     (2,033,966)    (1,523,896)
  Transfers to participant-directed investments       (361,349)       (24,869)
  Fees                                                  (6,706)             -
                                                  ------------    -----------
  Net change                                        (5,915,917)     1,482,058
                                                  ------------    -----------
Giant Industries, Inc. Stock Fund
  - beginning of year                                9,062,172      7,580,114
                                                  ------------    -----------
Giant Industries, Inc. Stock Fund
  - end of year                                   $  3,146,255    $ 9,062,172
                                                  ============    ===========

                                  -7-

5.   FEDERAL INCOME TAX STATUS

     The Plan obtained its latest determination letter dated December 30, 1996, in which the Internal Revenue Service ("IRS") stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. As discussed in Note 1, effective January 1, 2001, the ESOP merged with the Plan. As a result of these changes, the Plan filed Form 5300 with the IRS in February of 2002 seeking a new determination letter. The Plan agreement was amended and restated in June 2003. As a result of these changes, the Plan must file an amended Form 5300 with the IRS by September 30, 2003 seeking a new determination letter. In addition, the Plan has been amended since receiving its determination letter in 1996. The Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC, and accordingly, no provision for income taxes has been included in the Plan's financial statements.

     The Plan recently discovered that a small number of employees that may have been eligible for matching and discretionary contributions from the Company failed to receive such contributions. The Plan Administrator anticipates that the Company will make the corrective contributions plus any required earnings, for the benefit of the effected participants, in accordance with the voluntary correction procedures set forth in the IRS Employee Plans Compliance Resolution System. While the exact amount of the restorative contributions has not been quantified, the Plan Administrator does not expect the amount to be material to the Plan's Financial Statements.

6.   RELATED-PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is an affiliate of the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $16,495 and $24,113 for the years ended December 31, 2002 and 2001, respectively.

                                         GIANT INDUSTRIES, INC. AND
                                      AFFILIATED COMPANIES 401(k) PLAN

                                   FORM 5500, SCHEDULE H, PART IV, LINE 4i
                                   SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                             DECEMBER 31, 2002

         Identity of Issuer,                  Description of Investment Including
         Borrower, Lessor or                    Maturity Date, Rate of Interest,                       Current
           Similar Party                        Collateral, Par or Maturity Value           Cost        Value
----------------------------------------   -------------------------------------------   ----------  -----------
*Fidelity Retirement Government Money
   Market Fund                             Money Market Fund                             $       **  $ 2,187,938
*Fidelity Retirement Money Market Fund     Money Market Fund                                     **        6,766
*Fidelity Municipal Money Market fund      Money Market Fund                                     **       77,436
*Fidelity Government Income Fund           Mutual Fund                                           **    2,659,814
*Fidelity Asset Manager Portfolio Fund     Mutual Fund                                           **    2,437,759
*Fidelity Asset Manager Growth Fund        Mutual Fund                                           **    2,916,372
*Fidelity Contrafund                       Mutual Fund                                           **    7,382,228
*Fidelity Aggressive Growth Fund           Mutual Fund                                           **    1,763,739
*Fidelity Diversified International Fund   Mutual Fund                                           **      748,425
*Fidelity Freedom Income                   Mutual Fund                                           **       46,532
*Fidelity Freedom 2000                     Mutual Fund                                           **       96,336
*Fidelity Freedom 2010                     Mutual Fund                                           **      327,242
*Fidelity Freedom 2020                     Mutual Fund                                           **      392,536
*Fidelity Freedom 2030                     Mutual Fund                                           **      171,851
*Fidelity Freedom 2040                     Mutual Fund                                           **       51,489
*Fidelity Spartan U.S. Equity Index Fund   Mutual Fund                                           **    1,383,865
*Fidelity Puritan                          Mutual Fund                                           **        4,331
*Fidelity Trend Fund                       Mutual Fund                                           **          104
*Fidelity Ginnie Mae Fund                  Mutual Fund                                           **          578
*Fidelity Equity Income Fund               Mutual Fund                                           **          278
*Fidelity Investment Grade Bond Fund       Mutual Fund                                           **           54
*Fidelity Intermediate Bond Fund           Mutual Fund                                           **        6,148
*Fidelity Value Fund                       Mutual Fund                                           **          137
*Fidelity OTC Portfolio                    Mutual Fund                                           **        1,570
*Fidelity Overseas Fund                    Mutual Fund                                           **          414
*Fidelity Real Estate Fund                 Mutual Fund                                           **       38,777
*Fidelity Balanced Fund                    Mutual Fund                                           **        2,345
*Fidelity Blue Chip Fund                   Mutual Fund                                           **        1,683
*Fidelity Disciplined Equity Fund          Mutual Fund                                           **          104
*Fidelity Low Priced Stock Fund            Mutual Fund                                           **      247,578
*Fidelity Equity Income II Fund            Mutual Fund                                           **       46,760
*Fidelity Dividend Growth Fund             Mutual Fund                                           **       78,379
*Fidelity New Market Income Fund           Mutual Fund                                           **          262
*Fidelity Aggressive International Fund    Mutual Fund                                           **          317
*Fidelity Small Cap Independence           Mutual Fund                                           **        1,899
*Fidelity Mid Cap Stock Fund               Mutual Fund                                           **       88,330
*Fidelity Large Cap Stock Fund             Mutual Fund                                           **        1,571
*Fidelity Asset Manager Aggressive         Mutual Fund                                           **        4,206
*Fidelity Southeast Asia                   Mutual Fund                                           **           14
*Fidelity Small Cap Retirement             Mutual Fund                                           **          208
*Fidelity Fifty                            Mutual Fund                                           **       25,259
*Fidelity US Bond Index Fund               Mutual Fund                                           **       11,806
*Fidelity Structured Large Cap Value Fund  Mutual Fund                                           **          105
*Fidelity Structured Mid Cap Value Fund    Mutual Fund                                           **          107
*Participant-directed - Giant
  Industries, Inc. Stock Fund              Stock Fund                                            **      460,570
*Non participant-directed - Giant
  Industries, Inc. Stock Fund              Stock Fund                                     6,645,192    3,146,255
Participant notes receivable               Participant loan, interest at
                                           prime + 1.00% (5.75% to 12.50% at December 31,
                                           2002, maturing from 2003 to 2011)                     **    1,572,200
                                                                                                     -----------
                                           Total assets held for investment purposes                 $28,392,677
                                                                                                     ===========
*Permitted party-in-interest
**Cost information is not required for participant-directed investments and therefore is not included.

                                              -9-